Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 16, 2014

Disclaimer
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
New Medtronicwill file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronicand Covidien that also constitutes a Prospectus of New Medtronic. Medtronicand Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronicand Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronicand New Medtronicwith the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.
PARTICIPANTS IN THE SOLICITATION
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.
Medtronic Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronicor Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC. Medtronic Cautionary Statement Regarding Forward-Looking Statements Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronicor Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.
Covidien Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.
Statement Required by the Irish Takeover Rules
The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidienand the CovidienGroupand the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
The directors of Covidienaccept responsibility for the information contained in this announcement relating to Covidienand the directors of Covidienand members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
Perella Weinberg Partners LP which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Medtronicand New Medtronicand no one else in connection with the Transaction and will not be responsible to anyone other than Medtronicand New Medtronicfor providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.
Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidienor Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.
Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.
No Profit Forecast / Asset Valuations
No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidienor New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.
General
This summary should be read in conjunction with the full text of the Rule 2.5 announcement. Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this announcement and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.
The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.
Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.
Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Medtronic employees on Medtronic’s website (www.medtronic.com) and Covidien employees on Covidien’s website (www.covidien.com).
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. I agree to abide by the terms and conditions.
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Terms and conditions PLEASE READ THESE TERMS OF USE CAREFULLY. These Terms of Use describe rules for visitors to this web site. This web site is owned and operated by Medtronic. Medtronic is the name we use to refer to our whole business, including Medtronic, Inc. and any of the companies that it controls, such as its subsidiaries and affiliates. When we use the words we or our, we mean Medtronic. Medtronic also operates other web sites. These Terms of Use do not apply to our other web sites. You should review the terms of use posted on these Medtronic web sites when you visit them. We may change these Terms of Use at any time. Please review the Terms of Use each time you visit the web site. By using this web site, it means you accept the most recent version of the Terms of Use. CALL 911 FOR AN EMERGENCY. THIS WEB SITE DOES NOT PROVIDE MEDICAL ADVICE. IF YOU THINK YOU MAY HAVE A MEDICAL EMERGENCY, CALL YOUR DOCTOR OR 911 IMMEDIATELY.

ABOUT THE INFORMATION ON THIS WEB SITE. The materials on this web site are for your general educational information only. Information you read on this web site cannot replace the relationship that you have with your health care professional. Medtronic does not practice medicine or provide medical services or advice and the information on this web site should not be considered medical advice. You should always talk to your health care professional for diagnosis and treatment. Health information changes quickly. Therefore, it is always best to confirm information with your health care professional. This web site contains information about products and therapies approved and cleared for use in the United States, and is intended for a United States audience. If you live outside the U.S., you may see information on this web site about products or therapies that are not approved or marketed in your country. OUR COPYRIGHTS AND TRADEMARKS. The materials on this web site belong to or are licensed to Medtronic or Covidien, as applicable. The materials are protected by United States and foreign copyright laws. There are some important rules about copying these materials. You may e-mail, download, or print copies of the materials on this web site, but only for your personal, noncommercial use. When you e-mail, download, or print a copy of the materials on this web site, you must also include all copyright and other notices that are in the materials, including the copyright notice on the bottom of the page. Medtronic and Covidien also own the names they use for their respective products and services on this web site, and these names are protected by United States and foreign trademark laws. An (r) following a name on our web site indicates that the trademark has been registered in the United States. A (tm) following a name on our web site indicates that it is an unregistered trademark. All trademarks are the property of their respective owners. There may be special rules for the use of materials provided on certain parts of this web site. These special rules will be posted near the materials. If you use the materials or trademarks on this web site in a way that is not clearly allowed by these Terms of Use, you are violating the terms of use and may be violating copyright, trademark, and other laws. In that case, Medtronic automatically revokes your permission to use this web site. Title to the materials remains with Medtronic or Covidien, as applicable, or with the authors of the materials contained on this web site. All rights not expressly granted are reserved. LINKS TO THIS WEB SITE AND USE OF MEDTRONIC MARKS. You are hereby granted a non-exclusive, limited, and revocable license to link to this web site. Medtronic reserves the right to revoke this license generally, or your right to use specific links, at any time. If Medtronic revokes this license, you agree to remove and disable any and all of your links to this web site immediately. You agree not to present the link to this web site in such a way that it is associated with advertising or appears to be an endorsement of any organization, product, or service. You agree that the link will not appear on a web site that a reasonable person may consider obscene, defamatory, harassing, grossly offensive, or malicious. Under no circumstances may you “frame” this web site or any of its content or copy portions of this web site to a server. You agree not to display or use the Medtronic or Covidien logos or trademarks in any manner without our prior written permission. LINKS TO OTHER WEB SITES. This web site may contain links to web sites not operated by Medtronic. We provide these links for your convenience, but we do not review, control, or monitor the materials on any other web sites. These web sites may contain information about uses of Medtronic or Covidien products or therapies that have not been approved in the United States. Neither Medtronic or Covidien control or endorse this type of information. Neither Medtronic or Covidien are responsible for the performance of those web sites or for your business dealings with them. Your use of other web sites is subject to the terms of use of those web sites, including the privacy policies of those web sites.

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The combination of Medtronic and Covidien combines two companies under a single mission—to alleviate pain, restore health and extend life for patients around the world. Together, Medtronic and Covidien create a medical technology and services company with a comprehensive product portfolio and broad global reach that is better able to improve health-care outcomes.
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Learn more about our Product Leadership
More Key highlights investing in innovation Medtronic at a Glance
June 15, 2014 news
Medtronic to Acquire Covidien for $42.9 billion in Cash and Stock
June 15, 2014
Rule 2.5 Announcement
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Omar Ishrak
Chairman and Chief Executive Officer
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Michael J. Coyle
Executive Vice President and Group President, Cardiac and Vascular Group
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Christopher J. O’Connell
Executive Vice President and Group President, Restorative Therapies Group
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Gary Ellis
Executive Vice President and Chief Financial Officer
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Katie Szyman
Senior Vice President, Channel Strategies
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Milind Shah
Vice President, South Asia
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Takashi Shimada
Vice President and President, Japan
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Carol A. Surface
Senior Vice President and Chief Human Resources Officer
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Rob ten Hoedt
Executive Vice President & President, EMEA & Canada
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About Us – Medtronic Leadership Bios
Omar Ishrak
Medtronic
Medtronic Overview
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Omar Ishrak
Michael J. Coyle
Christopher J. O’Connell
Gary Ellis
Mike Genau
James Hogan
Joon Hurh
Richard E. Kuntz
Chris Lee
Geoffrey S. Martha
Stephen N. Oesterle
Luann Pendy
Katie Szyman
Milind Shah
Takashi Shimada
Carol A. Surface
Rob ten Hoedt
Visit Medtronic website
Covidien
Covidien Overview
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Visit Covidien website
Omar Ishrak
Chairman and Chief Executive Officer
Bio
Omar Ishrak has served as Chairman and Chief Executive Officer of Medtronic since June 2011. Medtronic is the world’s leading medical technology company, with more than $16 billion in annual revenue, and operations reaching more than 120 countries worldwide. Medtronic provides therapies that are used to treat a wide range of conditions, including cardiac and vascular diseases, diabetes, neurological and spinal conditions, and more. The Medtronic Mission is to alleviate pain, restore health, and extend life for millions of people around the world. Omar joined Medtronic from General Electric Company, where he spent 16 years, most recently as President and CEO of GE Healthcare Systems, a $12 billion division of GE Healthcare, with a broad portfolio of diagnostic, imaging, patient monitoring and life support systems. Omar also served as an Officer and a Senior Vice President of GE. Earlier in his career, Omar amassed 13 years of technology development and business management experience, holding leadership positions at Diasonics/Vingmed, and various product development and engineering positions at Philips Ultrasound.
He grew up in Bangladesh, earned a Bachelor of Science Degree and Ph.D. in Electrical Engineering from the University of London, King’s College.
Omar is a member of the Board of Trustees of the Asia Society and is also on the Health Leadership Council of the Save the Children Foundation.
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Michael J. Coyle
Medtronic
Medtronic Overview
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Omar Ishrak
Michael J. Coyle
Christopher J. O’Connell
Gary Ellis
Mike Genau
James Hogan
Joon Hurh
Richard E. Kuntz
Chris Lee
Geoffrey S. Martha
Stephen N. Oesterle
Luann Pendy
Katie Szyman
Milind Shah
Takashi Shimada
Carol A. Surface
Rob ten Hoedt
Visit Medtronic website
Covidien
Covidien Overview
Leadership
Visit Covidien website
Michael J. Coyle Executive Vice President and Group President, Cardiac and Vascular Group
Bio
Michael J. Coyle was named Executive Vice President and Group President for the company’s Cardiac Rhythm Disease Management (CRDM), Coronary and Renal Denervation, Endovascular Therapies, and Structural Heart business units in December 2009. In this role, Mike oversees four Medtronic businesses, providing strategic direction, and ensuring cross-functional synergies including integrated growth plans and alignment. Prior to joining Medtronic, Mike most recently provided leadership consulting services to private equity, venture capital and medical device technology firms. From 2001 to 2007, he served as President of the CRM division at St. Jude Medical where he led the company’s global pacemaker, implantable cardioverter defibrillator, and cardiac resynchronization businesses. He also served St. Jude as President of the company’s Daig Catheter division. In addition, Mike has held numerous leadership positions at Eli Lilly & Company. He earned a bachelor’s degree from Case Western Reserve University and a master’s degree in business administration from the Wharton School of Business, University of Pennsylvania.
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Christopher J. O’Connell
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Christopher J. O’Connell Executive Vice President and Group President, Restorative Therapies Group
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Chris O’Connell was named Executive Vice President and President for the Restorative Therapies Group in August, 2009, with global responsibility for the company’s Spine and Biologics, Neuromodulation, Surgical Technologies and Orthopedics business units. Chris provides overall strategic direction and operational management of the Group’s four divisions, as well as leading the integration of the Group’s activities within the overall strategy of Medtronic.
Chris joined Medtronic in 1994 and has held a variety of leadership positions within the company. Most recently, Chris served as Senior Vice President and President of the Diabetes business, based in Northridge, California. Previously, he served as President of Medtronic Physio-Control, based in Redmond, Washington. He has also held key leadership positions in the company’s Cardiac Rhythm Disease Management business, including Vice President of Sales and Marketing, and Vice President/General Manager of the Patient Management Business. In addition, Chris led key corporate functions as Vice President of Corporate Strategy, and Director of Investor Relations. He began his Medtronic career in Corporate Development.
Before joining Medtronic, Chris worked for the Corporate Finance unit of Chemical Baank. Chris earned a bachelor’s degree from Northwestern University in 1989 and a master’s degree in business administration from Harvard University in 1994.
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Mike Genau
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Mike Genau Senior Vice President and President, U.S. Region
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Mike Genau is the Senior Vice President and President of Medtronic’s U.S. Region, leading Medtronic’s focus on developing healthcare solutions that align with the clinical and economic needs of key partners across the healthcare continuum.
In this role, he establishes and manages key executive relationships with various stakeholders throughout the healthcare industry, with a focus on the application of the full spectrum of the company’s products, programs and services. In addition, he develops and drives execution of collaborative programs and new business model opportunities and represents Medtronic with federal, state and government agencies on policy issues affecting the company and industry. Mike also oversees customer care and strategic sourcing for the U.S., ensuring critical operations are aligned to business needs. Mike brings 25 years of global healthcare leadership experience to Medtronic, including international and domestic assignments for companies such as Johnson and Johnson, General Electric, Kinetic Concepts and Zeltiq Aesthetics. He has a comprehensive background in developing global strategy, leading commercial operations, and advancing clinical and economic value propositions for significant revenue growth.
Mike holds a bachelor’s degree in Interdisciplinary Studies from the University of South Carolina.
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Garry Ellis
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Gary Ellis Executive Vice President and Chief Financial Officer
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Gary Ellis is Executive Vice President and Chief Financial Officer. He is responsible for the treasury, tax, controllership, internal audit, and investor relations functions at Medtronic. Gary began his career with Medtronic in 1989 as Assistant Corporate Controller. He has served the company in several financial roles including, Vice President of Finance for Medtronic Europe; Vice President and Corporate Controller responsible for the finance and accounting functions for the company; and as Vice President, Corporate Controller and Treasurer. He has been Chief Financial Officer since 2005.
Prior to joining Medtronic, Gary was a Senior Audit Manager for Price Waterhouse where, in addition to several other responsibilities, he managed the Medtronic audit for nearly 10 years. He has worked with several large corporate organizations, as well as providing audit services to numerous non-profit organizations. Gary received his bachelor of science degree in Accounting in 1978 from the University of South Dakota. He is very active in community activities and has contributed many years of service on the Board of Directors and as President of his local church and other non-profit organizations. He served as the Chairman of the American Heart Association Board in 2007-2008 and currently serves on the boards of the Science Museum of Minnesota, the Greater Twin Cities United Way, and the Toro Company. Gary also is a member of the Minnesota Society of CPAs.
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Hooman Hakami
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Hooman Hakami
Executive Vice President and President, Diabetes
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James Hogan
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James Hogan Vice President and President, Latin America
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James Hogan is the President of Medtronic Latin America, an organization he has led since December 2007. In this role he has responsibilities for directing all sales, marketing, and medical support activities for the Cardiovascular, Cardiac Rhythm Disease Management, Spine, Diabetes, Neuromodulation and Surgical Technologies business units in Central America, South America, Puerto Rico and the Caribbean islands. Prior to Medtronic, James held numerous senior executive roles in other Medical Device and Biotechnology Companies. After completing his undergraduate degree and MBA at the University of Minnesota, James worked for Pfizer’s medical device division for 13 years. Starting in Sales, he held various progressive sales and marketing positions, and finished his Pfizer career as Director of Sales and Marketing for Europe, the Middle East, and Africa. In 1995 James left Pfizer to start his own medical device company, and over the next 10 years started 3 separate medical device start-ups in the urology, vascular, and orthopedic fields, all of which were purchased by larger medical device companies. In 2005 James accepted the opportunity to manage the Medtronic Gastroenterology and Urology Division for Western Europe, based from the Medtronic International Headquarters in Tolochenaz, Switzerland. James has had extensive international experience, having lived and worked in England, Switzerland, France, Israel, and Holland.
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Joon Hurh
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Joon Hurh Vice President and President, Asia Pacific
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Joon Hurh joined Medtronic in July 2004 and is now President, Asia Pacific since August 2011. This followed his assignment as Vice President, Asia. Upon attaining his MBA from UCLA in 1987, Joon began his healthcare industry career by joining American Cyanamid’s Lederle International Division which later merged with Wyeth and is now part of Pfizer. While based at its HQ in Wayne, NJ for two years, he was Area Coordinator for Korea and Taiwan and then Product Manger for Cardiovascular Drugs. Joon then was transferred to the company’s Korea joint-venture in 1989 as Oncology Sales and Marketing Manager. Between 1990 and 1998, Joon was with Becton Dickinson (BD); he started in Korea as Sales and Marketing Director and was promoted to Country Manager in 1991. In 1995, Joon moved to the BD’s HQ in Franklin Lakes, NJ as Marketing Manager with the Vacutainer Systems Division of BD. His promotion as Business Director, SEA, made him relocate to Singapore in 1997. Prior to joining Medtronic, Joon spent six years with Johnson & Johnson Medical, holding various positions with increasing responsibilities including Business Development Director, Asia Pacific; Senior Franchise Director, Cordis, SEA; and Senior Franchise Director, Ethicon, Asia Pacific. These assignments saw Joon relocated between Singapore and Korea for a couple of times. At Medtronic, Joon’s leadership in talent development and achieving almost three times the growth of the business between 2004 and 2007 enabled him to have the honor of receiving the 2007 Wallin Leadership Award – named after Win Wallin, a past Chairman and CEO. The award is given annually to a select few senior executives within Medtronic who have demonstrated the strong leadership in developing talent and enhancing the leadership pipeline while leading or contributing to the robust business growth. An avid motor sporting fan, Joon has been volunteering since 2008 to be the Chief Marshal in charge of the Support Paddock at the Formula 1 Singapore Grand Prix.
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Richard E. Kuntz
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Richard E. Kuntz Senior Vice President and Chief Scientific, Clinical and Regulatory Officer
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Dr. Rick Kuntz is Senior Vice President and Chief Scientific, Clinical and Regulatory Officer of Medtronic, Inc. In this role, which he assumed in August 2009, Kuntz oversees the company’s global regulatory affairs, health policy and reimbursement, clinical research activities, ventures and new therapies, strategy and innovation, corporate development, and acquisitions, integrations and divestitures functions. Kuntz joined Medtronic in October 2005, as Senior Vice President and President of Medtronic Neuromodulation, which encompasses the company’s products and therapies used in the treatment of chronic pain, movement disorders, spasticity, overactive bladder and urinary retention, benign prostatic hyperplasia, and gastroparesis. In this role he was responsible for the research, development, operations and product sales and marketing for each of these therapeutic areas worldwide. Kuntz brings to Medtronic a broad background and expertise in many different areas of healthcare. Prior to Medtronic he was the Founder and Chief Scientific Officer of the Harvard Clinical Research Institute (HCRI), a university-based contract research organization which coordinates National Institutes of Health (NIH) and industry clinical trials with the United States Food and Drug Administration (FDA). Kuntz has directed over 100 multicenter clinical trials and has authored more than 200 original publications. His major interests are traditional and alternative clinical trial design and biostatistics. Kuntz also served as Associate Professor of Medicine at Harvard Medical School, Chief of the Division of Clinical Biometrics, and an interventional cardiologist in the division of cardiovascular diseases at the Brigham and Women’s Hospital in Boston, MA.
Kuntz graduated from Miami University, and received his medical degree from Case Western Reserve University School of Medicine. He completed his residency in internal medicine at the University of Texas Southwestern Medical School, and then completed fellowships in cardiovascular diseases and interventional cardiology at the Beth Israel Hospital and Harvard Medical School, Boston. Kuntz received his master’s of science in biostatistics from the Harvard School of Public Health.

Chris Lee
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Chris Lee Vice President and President, Greater China
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Chris Lee is the president of Medtronic Greater China and vice president of Medtronic. In this role, he assumes management responsibility and oversees daily operations in Medtronic’s Greater China offices.
Chris joined Medtronic on September 3, 2012 from Bayer HealthCare, where he had most recently served as Region Head for China and Hong Kong/Managing Director. In the role at Bayer HealthCare, Chris was responsible for overall Bayer Healthcare operations in China and Hong Kong with annual sales in excess of $1.7 billion and more than 6,000 staff, including responsibility for pharmaceuticals, consumer over the counter, animal health and medical devices.
Chris has a long track record of strong global leadership in healthcare. Before Bayer, he had worked with a number of multinational companies like Bristol Myers Squibb in Asia Pacific, including Korea, Australia and New Zealand, as well as multinational companies operating in the U.S., such as Merch Sharp and Dohme.
Over the past years, Chris has won a variety of awards issued by the Chinese government, national media, and industry associations, for his outstanding business leadership and contribution to the development of Chinese healthcare sector.
He is the author of two best-selling books, one on emotional management and the other on marketing. He is also a pioneer in workplace happiness management.
Chris holds a bachelor’s degree from the University of Arizona, Tucson and a master’s degree from the American Graduate School of International Management (Thunderbird). He is fluent in English and Korean, with good understanding of Mandarin Chinese and Japanese.
Chris has presented at a number of prestigious institutions on the topics of management and leadership. He once served as an executive director in pharmaceutical industry associations in China (RDPAC), Australia (Medicines Australia), and Korea (Korea Pharma).

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Brad Lerman
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Brad Lerman
Senior Vice President, General Counsel, Corporate Secretary
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Geoffrey S. Martha
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Geoffrey S. Martha Senior Vice President, Strategy and Business Development
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Geoffrey S. Martha joined Medtronic as Senior Vice President of Strategy and Business Development on August 29, 2011. In his role, Geoff will have responsibility for leading the development of Medtronic’s global strategic plan, business development and acquisition integration for the company. Prior to joining Medtronic, Geoff served as Managing Director of Business Development at GE Healthcare, where he was responsible for global business development efforts, including acquisitions, divestitures, joint ventures and equity investments. In his 19-year career with GE, Geoff held several leadership roles in business leadership, corporate development, strategic marketing, and sales management. His previous roles included General Manager for Technology Finance, GE Capital’s technology equipment financing business; Senior Vice President, Business Development for Vendor Financial Services; General Manager for Colonial Pacific Leasing; and Vice President, Business Development for Potomac Federal, the GE Capital federal financing investment bank. Geoff received a bachelor’s of science in Finance with highest honors from Pennsylvania State University. He is a Six Sigma Green Belt and serves on the Penn State Ice Hockey Development Council.
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Stephen N. Oesterle
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Stephen N. Oesterle Senior Vice President for Medicine and Technology
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Stephen N. Oesterle, M.D., joined the company in 2002 as Senior Vice President for Medicine and Technology. In this role, Steve provides executive leadership for Medtronic scientific research, formation of technological strategies and continued development of strong cooperative relationships with the world’s medical communities, technical universities, financial institutions and emerging medical device companies. Previously, Steve served as Associate Professor of Medicine at the Harvard University Medical School and as Director of Invasive Cardiology Services at Massachusetts General Hospital, Boston. A teacher and innovator in the field of cardiac catheterization, he has also developed and directed interventional cardiology programs at Good Samaritan Hospital, Los Angeles; at Georgetown University; and at Stanford University. Steve is a 1973 summa cum laude graduate of Harvard College and received his medical doctorate from Yale University in 1977. He completed his internship and residency at Massachusetts General Hospital and also served a fellowship in interventional cardiology at Stanford.

Luann Pendy
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Luann Pendy Vice President, Global Quality
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Luann Pendy, Ph.D., is the Vice President of Global Quality. In this role, Luann oversees all global quality operations for the company. Luann is a member of Medtronic’s executive management team and serves as the Executive Sponsor for the Medtronic Women’s Network Minnesota Hub. She joined Medtronic in 2008 as the Vice President of Corporate Quality.
Prior to Medtronic, Luann served as Corporate Vice President of Global Quality and Regulatory Affairs at Hospira, Inc. In that role, she led worldwide quality and regulatory affairs for the design and manufacturing of medical devices and pharmaceuticals. Previously, Luann spent 17 years at Abbott Laboratories, where she held several leadership roles in technical product development and quality for the diagnostics, devices and pharmaceutical business divisions.
Luann received her Bachelor of Science degree from the University of Michigan and her Doctorate of Philosophy in Immunology from Rush University in Chicago, Illinois.

Katie Szyman
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Katie Szyman Senior Vice President, Channel Strategies
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Katie Szyman was named the Senior Vice President, Channel Strategies in June 2014. Prior to that, she served as Vice President and Group President of Medtronic Diabetes from November 2012. In this role, she oversees research, development, operations, sales and marketing for the company’s world leading insulin infusion pumps and continuous glucose monitoring systems. Most recently, she was the Senior Vice President and President of the Diabetes business unit, a position she held since August 2009. Katie first joined Medtronic in 1991 and has held a variety of leadership roles since joining the company, including Senior Vice President of Corporate Strategy and Innovation, Vice President and General Manager of Endovascular Innovations, and Vice President of Finance for the Vascular business. She has also held several International positions in Belgium and Switzerland. Katie serves on the board of CHI-California Healthcare Institute, a nonprofit public policy research organization representing leading California academic institutions, biotechnology, medical device, diagnostics and pharmaceutical firms. She graduated Magna Cum Laude from the University of St. Thomas in 1988 and received her master’s degree in business administration from Harvard Business School in 1997.

Milind Shah
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Milind Shah Vice President, South Asia
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Milind Shah joined as the Managing Director of India Medtronic in October, 2004. Today, as the VP for South Asia, he is responsible for driving the company’s expansion and growth in the region, in addition to running the entire operations for Medtronic South Asia. Milind has over twenty eight years’ experience in leadership, sales & marketing and corporate planning positions in Healthcare, Specialty Chemicals, Telecommunications and Petrochemicals. His previous assignments include leadership role in Henkel India & Thailand from 1997 to 2004, business leader in 3M from 1988 to 1997 and roles in corporate planning & marketing in Shell Petrochemicals. An active member of World Presidents Organisation, Milind is also affiliated to industry associations such as Confederation of Indian Industries (CII); American Chamber of Commerce (AMCHAM); and Federation of Indian Chambers of Commerce & Industry (FICCI). Till recently, he was the chairman of FICCI’s Medical Devices Forum and Co-Chair of AHWP, an Asian body for harmonization of regulatory policies for medical devices. Milind holds a chemical engineering degree from IIT Delhi and an MBA from IIM Calcutta.
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Takashi Shimada
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Takashi Shimada Vice President and President, Japan
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Takashi Shimada is Vice President, Medtronic, Inc. and President, Medtronic Japan Co., Ltd., a role he has been in since May 2008. In this role, he is responsible for all sales and distribution of Medtronic products and therapies in Japan. Prior to leading Medtronic Japan, he was in charge of CardioVascular business in Medtronic Japan since he joined the company in October 2005. Takashi brings to Medtronic a broad background and expertise in sales, marketing and general management in diverse industries taking advantage of his broad base of experience as a general manager and a management consultant. Prior to Medtronic, he was Vice President at AT Kearney Inc., a global management consultancy from 1998 to 2005. He was a member of Global Officer Leadership Committee. Takashi started his career in consulting with The Boston Consulting Group, where he was elected to be a partner in 1987. He served a number of management positions in BCG’s Tokyo Office till his departure in 1993. Between 1993 and 1998, he held general management positions at Hilti Japan and Walt Disney International Television, Japan. Takashi serves as Chair of American Medical Devices and Diagnostic Manufacturers’ Association (AMDD) since April, 2012. He earned a bachelor’s degree from The University of Tokyo and a master’s degree in business administration from Harvard University.
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Carol A. Surface
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Carol A. Surface Senior Vice President and Chief Human Resources Officer
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Carol Surface joined Medtronic as Senior Vice President and Chief Human Resources Officer in September 2013. In her role, Carol leads Medtronic’s worldwide human resources strategy. Her key focus areas include enterprise talent management and succession planning, leadership development, diversity and inclusion, executive compensation, and organizational effectiveness for Medtronic’s 46,000 employees worldwide.
Prior to joining Medtronic, Carol served as Executive Vice President and Chief Human Resources Officer at Best Buy Co., Inc., the largest retailer of consumer technology products and services. Carol also spent 10 years at PepsiCo, holding a series of HR leadership roles of increasing responsibility, including Chief Personnel Officer for PepsiCo International. She has lived and worked in Asia, the Middle East, as well as the United States. Carol also brings early career experience from other businesses and industries including Kmart, and Dow Chemical, where she completed an internship as a doctoral candidate.
Carol earned both a master’s degree and Ph.D. in industrial/organizational psychology from Central Michigan University. She serves on the Board of Directors at the Walker Art Center in Minneapolis and is a member of the HR Policy Association, The Society for Industrial-Organizational Psychologists, and the Conference Board HR Council. She has also published in professional and academic journals such as Psychological Assessment and Advances in Developing Human Resources.

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Rob ten Hoedt
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Rob ten Hoedt
Executive Vice President & President, EMEA & Canada
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Rob ten Hoedt is Executive Vice President and President, Europe, Middle East & Africa and Canada, and a member of the Company’s Executive Committee (ExCom).
Since 2009, he has held the role of Senior Vice President and President, EMEA & Canada. He has full responsibility for all sales and distribution of Medtronic products and therapies across these regions. Prior to this, Rob ran the CardioVascular business for Europe & Central Asia as its Vice President.
Rob started his career in Medtronic in 1991 as Marketing Manager for Western Europe’s Neurological business, based in Brussels, Belgium. In 1994, he went on to lead the start-up of Medtronic’s Gastro-Uro business in Europe, for which he subsequently held global responsibility.
In 1999 Rob was appointed Vice President & General Manager of Vitatron, a Netherlands-based, wholly-owned subsidiary of Medtronic. In this role, he was responsible for developing and marketing pacing devices and under his leadership, Vitatron built a strong image and market position in the medical technology world.
In 2006, Rob moved to Medtronic’s European Headquarters in Tolochenaz, Switzerland to lead the Western European CardioVascular business.
With over 25 years of experience in the medical device business, Rob has a wealth of experience in sales, sales management, marketing and general management. Before joining Medtronic in 1991, Rob held different positions in a number of medical technology companies including Arjo Hospital Equipment and Polystan Benelux. He also ran his own Distributor Company for a number of years.
Rob holds a degree in Commercial Economy from the H.E.A.O. and a Masters in Marketing from the NIMA Business School in the Netherlands.

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Covidien (NYSE: COV) is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries.
Covidien at a Glance
Covidien is:
A large global healthcare products company committed to sustaining strong profit margins and cash flows, while making growth-driving investments for the future
A leading manufacturer of medical devices and supplies with 2013 revenue of $10.2 billion
A global market leader, with more than 80% of sales derived from product categories where the Company is #1 or #2 in the market*
38,000 employees worldwide in more than 70 countries, with products sold in over 150 countries
41 manufacturing facilities in 17 countries
Dedicated to R&D, spending over $500 million in 2013
Committed to creating innovative medical solutions for better patient outcomes and delivering value through clinical leadership and excellence
Covidien’s product categories:

Surgical Solutions - Includes stapling, vessel sealing, fixation, mesh, hardware, interventional lung, GI solutions, ablation, surgical instruments, sutures, electrosurgery and biosurgery
Vascular Therapies - Includes compression, dialysis, chronic venous insufficiency, peripheral stents, directional atherectomy, other peripheral and neurovascular
Respiratory and Patient Care – includes sensors, monitors, airway, ventilation, wound care, incontinence, enteral feeding, urology, medical surgical, SharpSafety and OEM
Key brands:
Kendall
Nellcor
Puritan Bennett
Valleylab
Medical, surgical, electrosurgical, respiratory therapy and vascular products are supplied to all of the following:
Hospitals
Acute care facilities
Nursing homes
Rehab centers
Ambulatory surgery centers
Physician offices
Covidien’s investment in R&D:
R&D spending has significantly increased and, at more than $500 million in 2013, represents 5% of sales
Globally, Covidien has more than 2,000 employees dedicated to developing products that help healthcare professionals improve patient outcomes
Covidien has launched more than 100 new products in the last five years, and sales of new products are a key growth driver
Covidien is committed to being a good corporate citizen through its “Committed to a Healthy World” program, which aims to:
Protect the health and safety of our employees
Contribute to the availability of quality, affordable healthcare in the communities in which we live and work
Reduce energy consumption and carbon emissions
Design products and packages that minimize environmental impact
* Covidien market rank based on management estimates. Actual results could differ.
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Covidien
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José E. Almeida
Chairman of the Board, President and Chief Executive Officer
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Charles J. Dockendorff
Executive Vice President and Chief Financial Officer
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Bryan C. Hanson
Group President
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Peter L. Wehrly
Group President, Developed Markets
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James C. Clemmer
President, Medical Supplies
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Michael P. Dunford
Senior Vice President, Human Resources
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John H. Masterson
Senior Vice President and General Counsel
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Michael Sgrignari
Senior Vice President, Quality and Operations
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Jacqueline F. Strayer
Senior Vice President, Corporate Communications
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Amy A. Wendell
Senior Vice President, Strategy & Business Development
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Gregory S. Andrulonis
Vice President and Treasurer
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Richard G. Brown, Jr.
Vice President, Chief Accounting Officer and Corporate Controller
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Eric C. Green
Vice President, Chief Tax Officer
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Coleman N. Lannum
Vice President, Investor Relations
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Michael Tarnoff MD
FACS, Corporate Chief Medical Officer
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José E. Almeida
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Covidien
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
José E. Almeida Chairman of the Board, President and Chief Executive Officer
Bio
José (Joe) E. Almeida is Chairman of the Board, President and Chief Executive Officer of Covidien plc.
He has served as Chairman of the Board of Directors of Covidien since March 2012 and as the President, Chief Executive Officer and a Director since July 2011.
Prior to being appointed to his current position, Almeida was President of the Medical Devices organization at Covidien. In this position, he oversaw several businesses accounting for approximately two-thirds of the Company’s total annual revenues and about three-quarters of its operating profit.
Previously, Almeida held leadership positions at Covidien, Greatbatch Technologies, Inc., American Home Products’ Acufex Microsurgical division and Johnson & Johnson’s Professional Products division. He began his career as a Management Consultant at Andersen Consulting (Accenture).
A native of Brazil, Almeida received a Bachelor of Science in Mechanical Engineering from Escola de Engenharia Maua in São Paulo. He currently serves as Chairman of the Advanced Medical Technology Association (AdvaMed) Board of Directors, and he is on the Board of Directors of State Street Corporation and Partners in Health. He also is a member of Business Roundtable.
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Charles J. Dockendorff
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
Charles J. Dockendorff Executive Vice President and Chief Financial Officer
Bio
Charles J. Dockendorff is Executive Vice President and Chief Financial Officer (CFO) of Covidien plc, a position he has held since 1995.
In this position, Mr. Dockendorff is responsible for the Company’s financial management and activities, including Corporate Accounting, Tax, Treasury, Financial Planning and Investor Relations, as well as Internal Audit and Information Services. The financial leadership for Covidien’s three business segments also report to him.
Mr. Dockendorff joined the Kendall Healthcare Products Company, the foundation of the Covidien (formerly known as Tyco Healthcare) business, in 1989 as Controller and he was named Vice President and Controller of Kendall in 1994. In 1995, Mr. Dockendorff was appointed CFO of Covidien and helped the Company grow from $600 million in sales to the diverse $10 billion healthcare products leader it is today.
Before joining Covidien and its predecessors, Mr. Dockendorff was the CFO, Vice President of Finance and Treasurer of Epsco, Inc. and the CFO of Infrared Industries, Inc. In addition, Mr. Dockendorff worked as an accountant for Arthur Young & Company (now Ernst & Young) and the General Motors Corporation.
A Certified Public Accountant, Mr. Dockendorff has a Bachelor’s degree in Business Administration/Accounting from the University of Massachusetts and a Master of Science degree in Finance from Bentley College (Massachusetts).
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Bryan C. Hanson
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
Bryan C. Hanson Group President
Bio
Bryan C. Hanson is Group President, Medical Devices & U.S. of Covidien plc, a position he has held since October 2013.
In this position, Hanson is responsible for the Surgical Solutions, Vascular Therapies and Respiratory & Monitoring Solutions businesses as well as Health Systems.
Prior to being appointed to his current position, he was Group President, Surgical Solutions responsible for the endomechanical, soft tissue repair and energy product lines.
Previously, Hanson was President, Energy-based Devices. Since joining the Company in 1992, he has held positions of increasing responsibility in sales, marketing and general management.
Hanson holds a Bachelor of Science in Finance from Florida State University.
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Peter L. Wehrly
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
Peter L. Wehrly Group President, Developed Markets
Bio
Peter L. Wehrly is Group President, Developed Markets of Covidien plc, a position he has held since October 2013. He is also responsible for the company’s Emerging Markets business on an interim basis.
As Group President, Developed Markets, Mr. Wehrly is responsible for the marketing and sales of products to all developed markets outside the U.S. which include Japan, Australia-New Zealand, Canada and Western Europe.
Prior to being appointed to his current position, he was Group President responsible for the Respiratory & Monitoring Solutions and Vascular Therapies businesses, as well as the Japan, Australia-New Zealand and Canada businesses.
Mr. Wehrly joined Covidien in 2009 as President, Respiratory & Monitoring Solutions. Previously he held leadership positions at Medtronic and DePuy, a Johnson & Johnson company.
Mr. Wehrly is a graduate of Ball State University (Indiana) with a Bachelor of Science degree in Management. He serves on the Board of Directors of NLT Spine, an Israeli company focused on innovative minimally invasive techniques to treat spinal disease.
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Michael P. Dunford
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
Michael P. Dunford Senior Vice President, Human Resources
Bio
Michael P. Dunford is Senior Vice President, Human Resources of Covidien plc, a position he has held since July 2009
In this position, Mr. Dunford is responsible for Covidien’s global human resources strategies, practices and programs including total rewards, talent management, staffing, HR systems and learning and organizational development.
Mr. Dunford joined Covidien (formerly known as Tyco Healthcare) in 1999, holding a variety of human resources leadership positions. Prior to joining Covidien, he held several HR positions of increasing responsibility at Harvard Pilgrim Healthcare, a regional HMO based in Massachusetts and Rhode Island. His experience includes assignments as both a specialist in compensation, HR systems and benefits, and as a business partner providing HR support to numerous functions and business units.
Mr. Dunford, a certified compensation professional, is a retired Marine Corps Reserve Officer. He holds a Bachelor’s degree from Boston College (Massachusetts) and a Master’s degree in Human Resources Management from Lesley University (Massachusetts).
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John H. Masterson
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
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John H. Masterson Senior Vice President and General Counsel
Bio
John H. Masterson is Senior Vice President and General Counsel of Covidien plc, a position he has held since June 2007.
In this position, Mr. Masterson has responsibility for all legal affairs relating to Covidien’s business, including providing legal advice to senior management on business and commercial issues; overseeing litigation matters; leading mergers and acquisitions (including the Sherwood Davis & Geck, U.S. Surgical and Mallinckrodt acquisitions); and managing FDA/Regulatory legal issues and international matters. In addition, Mr. Masterson redesigned the Company’s intellectual property department and led its compliance efforts in the many areas critical to operating in the healthcare industry, including the establishment of a Medicare Fraud and Abuse compliance program.
Mr. Masterson joined the Kendall Healthcare Products Company, the foundation of Covidien (formerly known as Tyco Healthcare), in 1993 and was named chief legal officer of Covidien in 1999.
Before joining the organization, Mr. Masterson was a Junior Partner at Nutter, McClennen & Fish in Boston, where he specialized in securities law, mergers and acquisitions, corporate governance and other general corporate legal matters.
Mr. Masterson received a Bachelor’s degree from Columbia University (New York) and a Juris Doctor degree from New York University Law School.
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Jacqueline F. Strayer
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
Jacqueline F. Strayer Senior Vice President, Corporate Communications
Bio
Jacqueline F. Strayer is the Senior Vice President of Corporate Communications of Covidien plc, a position she has held since May 2013.
In this position, Ms. Strayer is responsible for directing Covidien’s global communications strategies. This encompasses both internal and external communications initiatives worldwide, including corporate marketing, public relations, media relations, financial communications, crisis communications, issues management, philanthropy and the company’s online presence.
Prior to joining Covidien, Ms. Strayer was the Vice President of Corporate Communications at Johnson Controls. Her responsibilities included media relations, internal communications, branding, advertising, digital and social media for this global industrial company.
Before joining Johnson Controls, Ms. Strayer was Vice President, Corporate Communications for Arrow Electronics, Inc., where she established the communications function for this Fortune 200 company. Prior to that, she held communication leadership positions at United Technologies, GE Capital Corporation and William M. Mercer.
Ms. Strayer received a Bachelor of Arts in political science and economics from the University of Connecticut and a Master of Professional Studies from New York University, Tisch School of the Arts, Graduate Division of Film and Television.
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Amy A. Wendell
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
Amy A. Wendell Senior Vice President, Strategy & Business Development
Bio
Amy A. Wendell is Senior Vice President of Strategy and Business Development of Covidien plc, a position she has held since December 2006.
In this position, Ms. Wendell manages all business development, including acquisitions, divestitures and licensing/distribution, and leads the Company’s strategy and portfolio management initiatives. She played a key role in managing the acquisitions of ev3, Sherwood Davis & Geck, U.S. Surgical, Mallinckrodt and more than 60 other transactions for Covidien (formerly known as Tyco Healthcare). In addition, Ms. Wendell is involved with organic growth initiatives, specifically focusing on new product development. She and a team of colleagues developed and implemented a new stage-gate product development process that has been established across the organization.
Ms. Wendell joined the Kendall Healthcare Products Company, the foundation of the Covidien business, in 1986 as a Development Engineer. For the next five years, she held various positions, including Research Engineer and Section Manager, before becoming a Product Manager in Kendall’s vascular therapy division in 1992. She was promoted to Director of Business Development for Kendall in 1995, and a year later her responsibilities were broadened to include international business development. In 1998, she was named Vice President of Covidien Business Development.
Ms. Wendell is a graduate of Lawrence Institute of Technology, which is now the Lawrence Technological University (Michigan), where she received a Bachelor of Science degree in Mechanical Engineering. She also holds a Master of Science degree in Biomedical Engineering from the University of Illinois.
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Gregory S. Andrulonis
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José E. Almeida
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Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
Gregory S. Andrulonis Vice President and Treasurer
Bio
Gregory S. Andrulonis is Vice President and Treasurer of Covidien plc, a position he has held since May 2012.
In this position, Mr. Andrulonis supervises all aspects of Covidien’s global Treasury function, including equity and debt financing activities in the financial markets, worldwide banking and international funding, capital planning, capital markets, credit and risk management. He also oversees the Company’s relationships with external constituencies such as banks, rating agencies and fixed income analysts. Mr. Andrulonis leads Covidien Treasury operations in Massachusetts, Switzerland, Luxembourg and Singapore.
Mr. Andrulonis previously served as Vice President and Assistant Treasurer, Capital Planning and Markets, responsible for all aspects of Covidien’s capital markets, capital planning and credit functions. This included equity and debt financing activities in the financial markets, capital planning and structure, interest rate and foreign exchange rate risk management, global credit and collections, and retirement plan investments. He held this position since it was created in June 2007, when Covidien separated from Tyco International and became an independent company.
Prior to the separation, Mr. Andrulonis was the Director of Capital Markets for Tyco International. Prior to joining Tyco, he worked at Lucent Technologies as Regional Treasurer for Latin America, and he held several positions of increasing responsibility in treasury, credit and banking earlier in his career.
Mr. Andrulonis holds a Bachelor’s degree from La Salle University (Pennsylvania) and a Master’s degree in Finance from Temple University (Pennsylvania).
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Richard G. Brown, Jr.
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Covidien
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
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Richard G. Brown, Jr. Vice President, Chief Accounting Officer and Corporate Controller
Bio
Richard G. Brown is Vice President, Chief Accounting Officer and Corporate Controller of Covidien plc, a position he has held since September 2006.
In this position, Mr. Brown is responsible for all aspects of accounting operations, including external financial reporting and establishment and enforcement of Covidien’s accounting policies and procedures, in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) requirements. Mr. Brown is also is responsible for Covidien’s internal accounting controls.
Prior to joining the Company in September 2006, Mr. Brown was Corporate Controller and Chief Accounting Officer at Eastman Kodak. Before that, he spent 32 years at Ernst & Young as an audit partner.
Mr. Brown received a Bachelor’s degree from Ball State University (Indiana).
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Eric C. Green
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
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Eric C. Green Vice President, Chief Tax Officer
Bio
Eric C. Green is Vice President and Chief Tax Officer of Covidien plc, a position he has held since June 2007.
In this position, Mr. Green is responsible for all aspects of tax and for leading Covidien’s Global Tax Organization, including the design and implementation of global tax policy and strategies and the creation of a tax department that identifies and implements best practices. His responsibilities include all US and non-US tax planning, compliance, audits and accounting for income taxes.
Before assuming his current position, Mr. Green had been Vice President of Tax Planning and Analysis at Tyco International since October 2003. In this role, he was responsible for global tax planning for acquisitions, dispositions, transfer pricing, internal and external financings, as well as non-U.S. audits and compliance.
Prior to joining Tyco, Mr. Green was the Director of the Entity Tax Matters Group at Accenture, and had worked for AT&T and Lucent Technologies.
Mr. Green holds a Bachelor’s degree from Georgetown University (Washington, D.C.) and a Masters of Law in Taxation as well as a Juris Doctor degree from Boston University School of Law (Massachusetts).
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Coleman N. Lannum
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
Visit Covidien website
Coleman N. Lannum Vice President, Investor Relations
Bio
Coleman N. Lannum is Vice President of Investor Relations of Covidien plc, a position he has held since joining Covidien in September 2006.
In this position, Mr. Lannum is responsible for developing Covidien’s relationship with shareholders and institutional investors and plays a key role in shaping corporate strategy.
Mr. Lannum joined Covidien with almost 20 years of experience in the professional money management business. He previously served as a senior health care investment analyst for American Express Asset Management, which he joined in 2005.
Prior to American Express, he was Senior Portfolio Manager, Senior Analyst and Vice President at Putnam Investments. Mr. Lannum co-managed the Putnam Classic Equity Fund and the Putnam Health Sciences Trust, which represented just under $10 Billion in assets. In addition, he was also the Healthcare specialist for Putnam’s Large Cap Value group, with over $40 billion in assets under management. Prior to becoming a Portfolio Manager at Putnam, he was the senior analyst in charge of Medical Technology and Biotechnology and managed the health care sleeve of the Putnam Research Fund.
Earlier in his career, Mr. Lannum led the investor relations effort at Mallinckrodt, Inc., overseeing strategic communications with the investment community as the company evolved from a specialty chemicals company to an emerging healthcare company.
Before joining Mallinckrodt in 1994, Mr. Lannum was Senior Investment Officer and healthcare analyst with Boatmen’s Trust Company (now part of Columbia asset management) and also was an equity analyst at Edward Jones and Company.
A Chartered Financial Analyst, Mr. Lannum holds a Bachelor’s degree in Business Administration from Washington University’s Olin School of Business (Missouri), and a Master’s degree in Business Administration from Texas A&M University.
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Michael Tarnoff MD
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Covidien
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José E. Almeida
Charles J. Dockendorff
Bryan C. Hanson
Peter L. Wehrly
James C. Clemmer
Michael P. Dunford
John H. Masterson
Michael Sgrignari
Jacqueline F. Strayer
Amy A. Wendell
Gregory S. Andrulonis
Richard G. Brown, Jr.
Eric C. Green
Coleman N. Lannum
Michael Tarnoff MD
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Michael Tarnoff MD FACS, Corporate Chief Medical Officer
Bio
Dr. Michael Tarnoff is Corporate Chief Medical Officer of Covidien plc, a position he has held since February 2010.
In this position, Dr. Tarnoff is responsible for medical affairs leadership across Covidien’s Medical Devices and Medical Supplies segments, and acts as an advisor to new business development and strategy and to other key areas of the business.
Dr. Tarnoff joined Covidien in 2008 as the Chief Medical Officer for the Company’s Surgical Devices global business unit. He is a board-certified general surgeon and maintains a part-time clinical and academic practice in minimally invasive and bariatric surgery at Tufts Medical Center and Tufts University School of Medicine in Boston, where he is currently an Adjunct Associate Professor of Surgery.
Dr. Tarnoff earned a Bachelor’s degree from Washington University (Missouri), a Doctor of Medicine from the University of Medicine and Dentistry of New Jersey; and also completed a General Surgery Residency and a Surgical Research Fellowship at the same institution. He completed his Advanced Laparoscopic Surgery Fellowship at the Cleveland Clinic Foundation (Ohio).
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“We are excited to reach this agreement with Covidien, which further advances our Mission to alleviate pain, restore health and extend life for patients around the world. This acquisition will allow Medtronic to reach more patients, in more ways and in more places. Our expertise and portfolio of services will allow us to serve our customers more efficiently and better address the demands of the current healthcare marketplace. We also look forward to welcoming the Covidien team to Medtronic and working together to improve healthcare outcomes globally.”
-Omar Ishrak, Chairman and CEO of Medtronic
Medtronic and Covidien, when combined, will provide patients, physicians and hospitals with a compelling portfolio of offerings that will help improve care and surgical performance. With Covidien, Medtronic will be able to provide a broader array of complementary therapies and solutions that can be packaged to drive more value and efficiency in healthcare systems. Both companies’ deep relationships with healthcare system stakeholders will provide enormous ability to identify and create further value-based solutions.
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Medtronic COVIDIEN

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Product Leadership

- Product Leadership
- Global Reach
- U.S. Investment Opportunities

With its expanded portfolio of innovative products and services, Medtronic will be a preeminent leader in delivering therapy and procedural innovations to address the major disease states impacting patients and healthcare costs around the world. Covidien has an impressive portfolio of industry-leading products that enhance Medtronic's existing portfolio, offer greater breadth across clinical areas, or create exciting entry points into new therapies.

The combined company will offer pioneering therapy innovations across a broad range of areas including transcatheter valves, peripheral vascular therapies, pacing systems, predictive cardiac diagnostics, virtual pancreas, stroke therapies, advanced energy products, bariatric surgery, minimally invasive and assisted surgery, as well as lung and GI cancer diagnostics and therapy.

Medical Device Categories

Medtronic	COVIDIEN
#1 in Pacing	#1 in Advanced Surgery
#1 in ICDs	#1 in General Surgery
#1 in Cardiology	#1 in Peripheral Vascular
#1 in Spine	#2 in Neurovascular
#1 in Neuro	#1 in Vascular Products
#1 in Diabetes	#1 in GI
#2 in Structural Heart	#1 in Respiratory & Monitoring
#1 in Surgical Tech	#1 in Medical Supplies

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With a presence in more than 150 countries, the combined entity will be better able to serve global market needs. Medtronic and Covidien have combined revenues of $13 billion from outside the U.S., of which $3.7 billion comes from emerging markets. Covidien’s extensive capabilities in emerging market R&D and manufacturing, joined with Medtronic’s demonstrated clinical expertise across a much broader product offering, significantly increases the number of attractive solutions the new company will be able to offer to governments and major providers globally.
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U.S. Investment Opportunities
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U.S. Investment Opportunities
As a direct benefit of the company’s new financial structure, Medtronic will commit to $10 billion in technology investments over the next 10 years in areas such as early stage venture capital investments, acquisitions and R&D in the United States, above and beyond Medtronic’s and Covidien’s existing plans. The U.S. is home to the global medtech industry, one of the most innovative global industries centered in the U.S., and medical devices are among the most valuable U.S. exports. The combined company is strongly committed to the U.S. as a healthcare innovator, strategic business partner and employer of choice.
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The combination of Medtronic and Covidien will create a medical technology and services company with a comprehensive product portfolio, a diversified growth profile and broad geographic reach, with 87,000 employees in more than 150 countries. Key highlights include:
Therapy Innovation: With its expanded portfolio of innovative products and services, Medtronic will be a preeminent leader in delivering therapy and procedural innovations to address the major disease states impacting patients and healthcare costs around the world. Covidien has an impressive portfolio of industry-leading products that enhance Medtronic’s existing portfolio, offer greater breadth across clinical areas, or create exciting entry points into new therapies.
Globalization: With a presence in more than 150 countries, the combined entity will be better able to serve global market needs. Medtronic and Covidien have combined revenues of $13 billion from outside the U.S., of which $3.7 billion comes from emerging markets. Covidien’s extensive capabilities in emerging market R&D and manufacturing, joined with Medtronic’s demonstrated clinical expertise across a much broader product offering, significantly increases the number of attractive solutions the new company will be able to offer to governments and major providers globally.
Economic Value: With Covidien, Medtronic will be able to provide a broader array of complementary therapies and solutions that can be packaged to drive more value and efficiency in healthcare systems. Both companies’ deep relationships with healthcare system stakeholders will provide enormous ability to identify and create further value-based solutions.
Through this combination, Medtronic is expected to generate significant free cash flow, which it will be able to deploy with greater strategic flexibility, particularly in the U.S.
The transaction creates significant benefits for both Medtronic and Covidien shareholders.
For more information, visit investorrelations.medtronic.com or covidien.com/investor.
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June 15, 2014
Medtronic to Acquire Covidien for $42.9 billion in Cash and Stock
June 15, 2014
Rule 2.5 Announcement
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Rule 2.10 Announcement
June 16, 2014
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In accordance with Rule 2.10 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013, Medtronic, Inc (NYSE: MDT) (the Company) confirms that, at the close of business on 13 June, 2014, its issued share capital is comprised of 996,544,180 shares of common stock having a par value of $0.10 each (the “Common Stock”). The International Securities Identification Number for these securities is ISIN: US5850551061.
The Company also confirms that, at the close of business on 13 June, 2014, there were 9,827,908 restricted stock shares and units with respect to Common Stock, and 33,834,684 options to purchase Common Stock which are currently outstanding.
The Directors of Medtronic, Inc. accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
Any holder of 1% or more of any class of relevant securities of Medtronic, Inc. may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013.
ENQUIRIES
Medtronic
Rob Clark , VP Global Communications
+1-763-505-2682
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Medtronic to Acquire Covidien for $42.9 billion in Cash and Stock
June 15, 2014
Medtronic to Acquire Covidien for $42.9 billion in Cash and Stock
Creates a Medical Technology and Services Company with a Comprehensive Product Portfolio and Broad Global Reach that is Better Able to Improve Healthcare Outcomes
Meaningfully Accelerates Medtronic’s Core Strategies of Therapy Innovation, Globalization and Economic Value
Combined Revenue of $27 Billion, including $3.7 Billion from Emerging Markets
Transaction Expected to be Accretive to Medtronic Cash Earnings in FY2016 and Significantly Accretive thereafter
Medtronic Commits to $10 Billion in Additional U.S. Technology Investments Over 10 Years

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Rule 2.5 Announcement
June 15, 2014
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION
Medtronic to Acquire Covidien for $42.9 billion in Cash and Stock
Creates a Medical Technology and Services Company with a Comprehensive Product Portfolio and Broad Global Reach that is Better Able to Improve Healthcare Outcomes
Meaningfully Accelerates Medtronic’s Core Strategies of Therapy Innovation, Globalization and Economic Value

Combined Revenue of $27 Billion, including $3,7 Billion from Emerging Markets
Transaction Expected to be Accretive to Medtronic Cash Earnings in FY2016 and Significantly Accretive thereafter
Medtronic Commits to $10 Billion in Additional U.S. Technology investments Over 10 Years
MINNEAPOLIS AND DUBLIN - June 15, 2014- Medtronic, Inc. (NYSE: MDT), a global leader in medical technology, services and solutions, and Covidien plc (NYSE: COV), a global healthcare technology and medical supplies provider, today announced that they have entered into a definitive agreement under which Medtronic has agreed to acquire Covidien in a cash-and-stock transaction valued at S93.22 per Covidien share, or a total of approximately S42.9 billion, based on Medtronic’s closing stock price of $60,70 per share on June 13, 2014.
Once the transaction is completed, Medtronic will have significantly advanced its position as the world’s premier medical technology and services company. The combined company will have a comprehensive product portfolio, a diversified growth profile and broad geographic reach, with 87,000 employees in more than 150 countries. The Boards of Directors of both companies have unanimously approved the transaction.
“We are excited to reach this agreement with Covidien, which further advances our mission to alleviate pain, restore health and extend life for patients around the world,” said Omar Ishrak, Chairman and Chief Executive Officer of Medtronic. “This acquisition will allow Medtronic to reach more patients, in more ways and in more places. Our expertise and portfolio of services will allow us to serve our customers more efficiently and better address the demands of the current healthcare marketplace. We also look forward to welcoming the Covidien team to Medtronic and working together to improve healthcare outcomes globally.”
“Covidien and Medtronic, when combined, will provide patients, physicians and hospitals with a compelling portfolio of offerings that will help improve care and surgical performance,” said Jose E. Almeida, Chairman, President and Chief Executive Officer of Covidien. “This transaction provides our shareholders with immediate value and the opportunity to participate in the significant upside potential of the combined organization. I’d like to thank our 38,000 employees whose hard work and dedication has enabled Covidien to deliver innovative health solutions that improve patient outcomes.”
Strategic Rationale
The combination with Covidien supports and accelerates Medtronic’s three fundamental strategies:
Therapy Innovation: With its expanded portfolio of innovative products and services, Medtronic will be a preeminent leader in delivering therapy and procedural innovations to address the major disease states impacting patients and healthcare costs around the world. Covidien has an impressive portfolio of industry- leading products that enhance Medtronic’s existing portfolio, offer greater breadth across clinical areas, and create exciting entry points into new therapies.
Globalization: With a presence in more than 150 countries, the combined entity will be better able to serve global market needs. Medtronic and Covidien have combined revenues of $13 billion from outside the U.S., of which $3.7 billion comes from emerging markets. Covidien’s extensive capabilities in emerging market R&D and manufacturing, joined with Medtronic’s demonstrated clinical expertise across a much broader product offering, significantly increases the number of attractive solutions the new company will be able to offer to governments and major providers globally.

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Respiratory and Patient Care – includes sensors, monitors, airway, ventilation, wound care, incontinence, enteral feeding, urology, medical surgical, SharpSafety and OEM
Key brands:
Kendall
Nellcor
Puritan Bennett
Valleylab
Medical, surgical, electrosurgical, respiratory therapy and vascular products are supplied to all of the following:
Hospitals
Acute care facilities
Nursing homes
Rehab centers
Ambulatory surgery centers
Physician offices
Covidien’s investment in R&D:
R&D spending has significantly increased and, at more than $500 million in 2013, represents 5% of sales
Globally, Covidien has more than 2,000 employees dedicated to developing products that help healthcare professionals improve patient outcomes
Covidien has launched more than 100 new products in the last five years, and sales of new products are a key growth driver
Covidien is committed to being a good corporate citizen through its “Committed to a Healthy World” program, which aims to:
Protect the health and safety of our employees
Contribute to the availability of quality, affordable healthcare in the communities in which we live and work
Reduce energy consumption and carbon emissions
Design products and packages that minimize environmental impact

*	Covidien market rank based on management estimates. Actual results could differ.

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About Us – Covidien Leadership
Medtronic
Medtronic Overview
Leadership
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Covidien
Covidien Overview
Leadership
Visit Covidien website
José E. Almeida
Chairman of the Board, President and Chief Executive Officer
Read biography
Charles J. Dockendorff
Executive Vice President and Chief Financial Officer
Read biography
Bryan C. Hanson
Group President
Read biography
Peter L. Wehrly
Group President, Developed Markets
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James C. Clemmer
President, Medical Supplies
Read biography
Michael P. Dunford
Senior Vice President, Human Resources
Read biography
John H. Masterson
Senior Vice President and General Counsel
Read biography
Michael Sgrignari
Senior Vice President, Quality and Operations
Read biography

Jacqueline F. Strayer
Senior Vice President, Corporate Communications
Read biography
Amy A. Wendell
Senior Vice President, Strategy & Business Development
Read biography
Gregory S. Andrulonis
Vice President and Treasurer
Read biography
Richard G. Brown, Jr.
Vice President, Chief Accounting Officer and Corporate Controller
Read biography
Eric C. Green
Vice President, Chief Tax Officer
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Coleman N. Lannum
Vice President, Investor Relations
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Michael Tarnoff MD
FACS, Corporate Chief Medical Officer
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Investment in Innovation Infographic Download PDF 1.16Mb
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Medtronic
Rob Clark, 763-505-2682 Vice President Global Communications rob.clark@medtronic.com

Fernando Vivanco, 763-505-3780 Senior Director Corporate Communications fernando.vivanco@medtronic.com
Covidien
Peter Lucht, 508-452-4168 Vice President External Communications peter.lucht@covidien.com
Lisa Clemence, 508-452-4375 Director Corporate Communications lisa.clemence@covidien.com
Investor Relations
Medtronic
Jeff Warren, 763-505-2692 Vice President International Relations investor.relations@medtronic.com
Covidien
Coleman Lannum, CFA, 508-452-4343 Vice President Investor Relations cole.lannum@covidien.com
Todd Carpenter, 508-452-4363 Senior Director Investor Relations todd.carpenter@covidien.com
Terms & Conditions Copyright © Medtronic 2014

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information

regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

General

This summary should be read in conjunction with the full text of the Rule 2.5 announcement. Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this announcement and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Medtronic employees on Medtronic’s website (www.medtronic.com) and Covidien employees on Covidien’s website (www.covidien.com).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.